EXHIBIT 99.1

Golar LNG Limited - Announcement of filing of Form 20-F Annual Report

Golar LNG Limited announces that it has filed its Form 20-F for the year ended December 31, 2017 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below, is available on our website (www.golarlng.com) and shareholders may receive a hard copy free of charge upon request.

April 16, 2018
The Board of Directors
Hamilton, Bermuda
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

Attachment

  http://www.globenewswire.com/news-release/2018/04/16/1472305/0/en/Golar-LNG-Limited-Announcement-of-filing-of-Form-20-F-Annual-Report.html